UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Seadrill Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G7997W102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G7997W102

(1)	Names of reporting persons: The Export-Import Bank of Korea
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Republic of Korea

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 3,811,295
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 3,811,295
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 3,811,295
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)

  Percent of class represented by amount in Row (9):

  7.6%*

*  The percent of class reported is based on 49,999,998 Common Shares of the Issuer outstanding as of October 12, 2022, as set forth in the Issuer’s Form 8-A12B, filed on October 12, 2022.

(12)	Type of reporting person (see instructions): FI

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Item 1(a). Name of issuer:

Seadrill Limited

Item 1(b). Address of issuer’s principal executive offices:

Park Place, 55 Par-la-Ville Road, Hamilton HM 11, Bermuda

Item 2(a). Name of person filing:

The Export-Import Bank of Korea

Item 2(b). Address or principal business office or, if none, residence:

38 Eunhaeng-ro, Yeongdeungpo-gu, Seoul 07242, Republic of Korea

Item 2(c). Citizenship:

Republic of Korea

Item 2(d). Title of class of securities:

Common Shares, par value $0.01 per share

Item 2(e). CUSIP No.:

G7997W102

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Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership

(a) Amount beneficially owned: 3,811,295

(b) Percent of class: 7.6%, based on 49,999,998 Common Shares of the Issuer outstanding as of October 12, 2022, as set forth in the Issuer’s Form 8-A12B, filed on October 12, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,811,295

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,811,295

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

Not Applicable

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023	Signature:	/s/ Do Hyung Lee
	Name:	Do Hyung Lee
	Title:	Director General

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LIST OF EXHIBITS

Exhibit No.	Description

A	Power of Attorney.